CHANGES IN INVESTMENT POLICIES

The Board of Trustees of the trust recently approved a non-fundamental investment policy for the trust allowing it to invest up to 20% of its assets in unrated securities that have been determined by Van Kampen Asset Management (the "Adviser") to be of comparable quality to those rated investment grade. This is in addition to the trust's current non-fundamental policy allowing it to invest up to 20% of its assets in unrated securities that have determined by the Adviser to be of comparable quality to those rated below investment grade (BB/Ba or B by Standard & Poor's, Moody's Investor Services, Inc. or Fitch Ratings, Inc.).